Exhibit 99.11

Bookham Technology plc

Notification of Interests of Directors

Oxfordshire, UK – March 22, 2004: Bookham Technology plc (the “Company”) was notified on March 19, 2004 by Dr. Peter Bordui, a non-executive director, that on March 19 Dr. Bordui exercised options over 48,061 Ordinary Shares at an exercise price of US$1.8227 per share in respect of 30,038 Ordinary Shares, US$0.8240 per share in respect of 6,008 Ordinary Shares and US$1.1652 per share in respect of 12,015 Ordinary Shares.  These options were originally granted over common stock of New Focus, Inc. (“New Focus”) and were assumed by the Company in connection with its recent acquisition of New Focus, as notified by the Company on March 12.  Subsequently, all of the Ordinary Shares resulting from the exercise of the options were sold by Dr Bordui on March 19 at a price of £1.137752 per Ordinary Share.  Following the sale, Dr. Bordui’s shareholding in the Company is nil.

Notified by: PHILIP DAVIS, Company Secretary